Exhibit 35.3

SERVICER COMPLIANCE STATEMENT

Discover Products Inc.

Discover Card Master Trust I

The undersigned, a duly authorized representative of Discover Products Inc. (“DPI”), pursuant to the Servicing Agreement dated January 1, 2007 by and between DPI and Discover Bank (the “Agreement”) hereby certifies that:

(a)	A review of the activities of DPI for the eleven months ended November 30, 2007 and of its performance under the Agreement was made under my supervision.

(b)	To the best of my knowledge, based on such review, DPI has fulfilled all of its obligations in all material respects under the Agreement for the eleven months ended November 30, 2007.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this 13th day of February 2008.

By:	/s/ Edward Stolbof
Edward Stolbof, President and Director